                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*


                           RAMSAY HEALTH CARE, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   751582206
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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  CUSIP NO. 751582206              13G                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HEARTLAND ADVISORS, INC.

      #39-1078128
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      WISCONSIN, U.S.A.

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,676,372

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,779,672

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,779,672
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      16.4%

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      TYPE OF REPORTING PERSON*
12
      IA

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CUSIP NUMBER  751582206                       Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer: Ramsay Health Care, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
          Columbus Center
          One Alhambra Plaza, Suite 750
          Coral Gables, FL 33134

Item 2.
    (a) Name of Person Filing: Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
          Heartland Advisors, Inc.
          790 North Milwaukee Street
          Milwaukee, WI  53202


    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities: Common Stock
        ----------------------------

    (e) CUSIP Number: 751582206
        ------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
        -----------------------------------------------------
        or 13d-2(b), check whether the person filing is a:
        -------------------------------------------------

 (a)_____  Broker or Dealer registered under Section 15 of the Act.

 (b)_____  Bank as defined in Section 3(a)(6) of the Act.

 (c)_____  Insurance company as defined in Section 3(a)(19) of the Act.

 (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

 (e)  X    Investment adviser registered under Section 203 of the Investment
    -----  Advisers Act of 1940.

 (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

  (g)_____ Parent Holding Company, in accordance with Sec 240.13d-1(b)(ii)(G) (Note: See Item 1).


  (h)_____  Group, in accordance with Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.
        ---------

    (a) Amount beneficially owned:
        --------------------------
        1,779,672 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
        -----------------
        16.4%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10.  Certification.
          -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 2, 1998

                   HEARTLAND ADVISORS, INC.

                   By: PATRICK J. RETZER
                       -----------------
                        Patrick J. Retzer
                        Senior Vice President/Treasurer